UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10447

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABOT OIL & GAS CORPORATION SAVINGS

INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Oil & Gas Corporation

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

(281) 589-4600

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

C O N T E N T S

All other schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Cabot Oil & Gas Corporation Savings Investment Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas
June 24, 2011

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS

CASH	$1,151	$1,984

INVESTMENTS, at fair value
Money market fund	15,346,916	15,066,194
Mutual funds	40,597,150	36,137,188
Common stock	14,278,561	15,965,813

TOTAL INVESTMENTS	70,222,627	67,169,195

RECEIVABLES
Employee contribution	—	358,153
Notes receivable from participants	720,792	613,521

TOTAL RECEIVABLES	720,792	971,674

NET ASSETS AVAILABLE FOR BENEFITS	$70,944,570	$68,142,853

See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest and dividends	$632,332
Net appreciation in fair value of investments	2,449,134

TOTAL INVESTMENT INCOME	3,081,466
Interest on participant loans	34,580

TOTAL INCOME	3,116,046

CONTRIBUTIONS
Employer	3,023,284
Participants	3,380,040
Rollovers	525,142

TOTAL CONTRIBUTIONS	6,928,466

TOTAL ADDITIONS TO NET ASSETS	10,044,512

DEDUCTIONS FROM NET ASSETS
Benefit payments	7,208,143
Administrative expenses	34,652

TOTAL DEDUCTIONS FROM NET ASSETS	7,242,795

NET INCREASE	2,801,717

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year	68,142,853

End of year	$70,944,570

See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: Cabot Oil & Gas Corporation (“COGC” or the “Company”) was previously a subsidiary of Cabot Corporation (“Cabot”). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly owned and ceased to be a subsidiary of Cabot.

Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. An employee is eligible to become a participant in the Plan upon the first day of employment.

Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (“PSSP”) and the Cabot Employee Stock Ownership Plan (“ESOP”). Each COGC employee who was a member of the PSSP automatically became a participant in the Plan on January 1, 1991, was 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990 and had his or her PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.

Benefits under the ESOP were frozen as of December 31, 1990. The ESOP balance is comprised of Cabot and/or COGC common stock. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the ESOP common stock are distributed to the other Plan investment election(s) according to the participant’s most recent investment election. If such an election has not been made by a participant, dividends from the stock held in a participant’s ESOP Account are invested for the participant in the money market fund investment option established under the Plan.

Contributions: A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and subject to the limits imposed by the Internal Revenue Code (“IRC”). Contributions can be made on both a pre-tax (before federal and state taxes are withheld) and/or after-tax basis through payroll deductions, except for employees residing in the state of Pennsylvania. Pennsylvania requires that state taxes be withheld before the pre-tax contribution. The participant is always fully vested in his or her contributions made on either a pre-tax or after-tax basis.

The Company provides an incentive for each employee to participate in the pre-tax portion of the Plan by matching 100 percent of the first 6 percent of eligible compensation contributed.

In September 2010, the Company amended the Plan to provide for additional profit-sharing contributions to eligible plan participants. The additional contributions are made at the discretion of the Company and may be adjusted from time to time. The Company presently makes contributions to this Plan in an amount equal to 9 percent of an eligible plan participant’s pre-tax salary and bonus (to the extent not deferred under the Company’s Deferred Compensation Plan). These contributions are subject to the vesting provisions of the Plan to the same extent as the Company’s matching contributions, as described below, and the limitations imposed by the IRC. Profit-sharing contributions for the year ended December 31, 2010 were $792,530.

Vesting: The participant is credited with a year of vesting service for each plan year in which he or she has 1,000 or more hours of service. The Company’s matching and discretionary profit-sharing contributions vest at 20 percent per service year. A participant’s account becomes 100 percent vested with less than five years of vesting service as a result of either (i) permanent and total disability, (ii) death (account value is paid to the designated beneficiary), or (iii) attainment of age 65.

If a participant leaves the Company and is rehired within five years, the prior service with the Company will be restored under the plan document. Additionally, if the participant was partially vested when the employment was initially terminated, the Company will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.

Investment Elections: The Plan also allows the participants to (i) change the percentage of contributions withheld through payroll deductions a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (“Trustee”) or via the internet, (iii) transfer the total balance of his or her accumulated investments from one fund to another twelve times per year and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time, except after a hardship withdrawal.

Payment of Benefits: A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000, the participant can defer the payment up to age 70 1/2.

An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of COGC common stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.

Withdrawals During Employment: A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make either a voluntary withdrawal or a hardship withdrawal from the amounts that were transferred. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the plan document.

A participant is also eligible for a hardship withdrawal from his or her PSSP pre-tax account under the following conditions, (i) in a year in which the participant has already made two voluntary withdrawals and (ii) when three months have not elapsed since the time of the last voluntary withdrawal. Special rules apply which determine the hierarchy of access to the various sources of funds including (i) the participant has already withdrawn the full amount of both the after-tax contributions and the vested Company contributions, (ii) the participant must have fully exhausted the ability to obtain funds from any other source, including a loan from the Plan and (iii) the participant submitted an application to the Administrative Committee for a hardship withdrawal. Following a hardship withdrawal, there will be an automatic six-month suspension of the participant’s pre-tax contributions.

A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include 10 percent early distribution tax if made before age 59 1/2 under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the Plan after January 1, 1991, at any time after age 59 1/2. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.

Participant Loans: A participant can borrow up to 50 percent of his or her vested account balance (including ESOP, but excluding discretionary profit-sharing contributions) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff is permitted. The loan interest rate is set by the Administrative Committee and is one percent above the prime rate charged by the Company’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.

Withdrawals upon Termination of Employment: A participant can withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) retirement at age 65 or at age 55 or later with 10 years of service or (iii) permanent and total disability or death. The full value of the participant’s account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled, unless an election is made by the participant to rollover the funds as allowed by the IRC. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover. If the withdrawal is greater than $1,000 but less than $5,000 and the member does not elect to have distributions made to an eligible retirement plan or to receive the distribution, the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.

Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Company contribution.

For the year ended December 31, 2010, employer contributions were reduced by $90,000 from forfeited nonvested accounts. The unallocated forfeited accounts were $196,564 and $22,905 at December 31, 2010 and 2009, respectively.

Rollover Contributions: Generally, if a participant received a qualified total distribution as defined in the IRC, including a lump sum distribution on account of the termination of the Company’s defined benefit pension plan, the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.

Plan Trustee: Fidelity Management Trust Company was appointed trustee of the Plan by a contract dated June 1, 1991. Under the contract, the trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments: Investments are recorded at fair market value based on externally quoted and reported market prices. For further information on the Plan’s valuation of investments, please refer to Note G – Fair Value Measurements.

Net Appreciation / (Depreciation) in Fair Market Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair market value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recently Issued Accounting Pronouncements: In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. (“ASU”) 2010-06, “Improving Disclosures about Fair Value

Measurements,” which amends Accounting Standards Codification (“ASC”) 820-10-50 to require new disclosures concerning (1) transfers into and out of Levels 1 and 2 of the fair value measurement hierarchy, and (2) activity in Level 3 measurements. In addition, ASU No. 2010-06 clarifies certain existing disclosure requirements regarding the level of disaggregation and inputs and valuation techniques. Finally, ASU No. 2010-06 makes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plans assets (FASB ASC No. 715-20-50). ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009; however, the requirements to disclose separately purchases, sales, issuances, and settlements in the Level 3 reconciliation are effective for fiscal years beginning after December 15, 2010 (and for interim periods within such years). The adoption of this standard will not have a material impact on the Net Assets Available for Benefits or the Changes in Net Assets Available for Benefits.

Recently Adopted Accounting Pronouncements: In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans.” This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance must be applied retrospectively to all periods presented. The Plan adopted this guidance in 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

NOTE C - INVESTMENTS

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more in either plan year are shown separately:

	December 31,
	2010		2009
	Value	Shares	Value	Shares
Cabot Oil & Gas Corporation Common Stock	$14,278,561	377,241	$15,124,094	346,962
Oakmark Fund - Class I	5,598,873	135,566	4,965,695	134,063
Davis New York Venture Fund - Class A	5,643,834	164,352	6,026,543	194,530
Fidelity Diversified International Fund	2,817,569	93,452	3,827,750	136,705
Fidelity Money Market Trust Retirement Money Market Portfolio	15,346,916	15,346,916	15,066,194	15,066,194
Fidelity U.S. Bond Index Fund	4,914,931	433,798	5,259,317	475,526
Spartan 500 Index - Investor Class	5,343,761	102,139	4,980,624	126,316
Oakmark Equity and Income Fund - Class I	5,657,577	203,950	4,227,008	165,505

Total investments exceeding 5%	59,602,022		59,477,225
Other	10,620,605		7,691,970

TOTAL INVESTMENTS	$70,222,627		$67,169,195

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(1,424,808)
Mutual funds	3,873,942

TOTAL NET APPRECIATION	$2,449,134

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan terminations, participants will become 100% vested in their accounts and all assets remaining in the Plan will be paid to the participants and their beneficiaries in accordance with the plan document.

NOTE E - INCOME TAX STATUS

The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the IRC and, therefore, exempt from federal income tax under the provisions of Section 501(a). The Plan obtained its latest determination letter on January 22, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2005 forward (with limited exceptions).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the major tax jurisdictions. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in various Fidelity mutual funds and portfolios. These investments are considered party-in-interest transactions because Fidelity Management Trust Company serves as trustee of the Plan. The Plan’s management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan’s sponsor.

NOTE G - FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. ASC 820 establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy as defined by ASC 820 are as follows:

•

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Plan has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment.

•

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

•

Level 3: Valuations utilizing significant, unobservable inputs. This provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under ASC 820, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine the fair values.

The following fair value hierarchy table presents information about the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Mutual Funds:
Lifecycle Funds	$3,087,004	$—	$—	$3,087,004
Index Funds	10,258,693	—	—	10,258,693
Balanced Funds	25,748,432	—	—	25,748,432
Growth Funds	1,503,021	—	—	1,503,021

Total Mutual Funds	40,597,150	—	—	40,597,150

Money Market	15,346,916	—	—	15,346,916
Common Stock	14,278,561	—	—	14,278,561

Total investments measured at fair value	$70,222,627	$—	$—	$70,222,627

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Mutual Funds:
Index Funds	$10,239,942	$—	$—	$10,239,942
Balanced Funds	24,160,231	—	—	24,160,231
Growth Funds	1,737,015	—	—	1,737,015

Total Mutual Funds	36,137,188	—	—	36,137,188

Money Market	15,066,194	—	—	15,066,194
Common Stock	15,965,813	—	—	15,965,813

Total investments measured at fair value	$67,169,195	$—	$—	$67,169,195

The determination of the fair values above incorporates various factors required under ASC 820. The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds and common stock were derived from quoted closing market prices traded in active markets.

SUPPLEMENTAL SCHEDULE

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2010	EIN No. 04-3072771 Plan number 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	MONEY MARKET
*	Fidelity Mgmt. Trust Co.	Fidelity Money Market Trust Retirement Money Market Portfolio	N/A	$15,346,916

	MUTUAL FUNDS
*	Fidelity Mgmt. Trust Co.	Spartan 500 Index - Investor Class	N/A	5,343,761

*	Fidelity Mgmt. Trust Co.	Fidelity U.S. Bond Index Fund	N/A	4,914,931

*	Fidelity Mgmt. Trust Co.	Fidelity Diversified International Fund	N/A	2,817,569

*	Fidelity Mgmt. Trust Co.	Oakmark Fund - Class I	N/A	5,598,873

*	Fidelity Mgmt. Trust Co.	Davis New York Venture Fund - Class A	N/A	5,643,834

*	Fidelity Mgmt. Trust Co.	Calamos Growth Fund - Class A	N/A	1,503,021

*	Fidelity Mgmt. Trust Co.	Lord Abbett Mid-Cap Value Fund - Class A	N/A	2,514,032

*	Fidelity Mgmt. Trust Co.	Oakmark Equity and Income Fund - Class I	N/A	5,657,577

*	Fidelity Mgmt. Trust Co.	Fidelity Capital Appreciation Fund	N/A	1,129,822

*	Fidelity Mgmt. Trust Co.	Fidelity Small Cap Stock Fund	N/A	2,386,725

*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2000 Fund	N/A	51,317
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2010 Fund	N/A	473
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2015 Fund	N/A	564,536
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2020 Fund	N/A	1,056,427
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2025 Fund	N/A	837,608
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2030 Fund	N/A	241,189
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2035 Fund	N/A	29,056
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2040 Fund	N/A	138,959
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2045 Fund	N/A	45,027
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom 2050 Fund	N/A	122,413

	COMMON STOCK
*	Cabot Oil & Gas Corporation	Cabot Oil & Gas Corporation Common Stock	N/A	14,278,561

*	PARTICIPATION LOANS	4.25% to 9.25% various maturity dates through January 2016	—	720,792

				$70,943,419

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 24, 2011	By:	/s/ Todd M. Roemer
Todd M. Roemer
Controller

INDEX OF EXHIBITS

The following are included as exhibits to the report:

Number	Description

23.1	Consent of UHY LLP